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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                   (UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                             ESCALADE, INCORPORATED
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   296056 10 4
                      (CUSIP Number of Class of Securities)

                                 JOHN R. WILSON
                                    SECRETARY
                             ESCALADE, INCORPORATED
                               817 MAXWELL AVENUE
                            EVANSVILLE, INDIANA 47717
                                 (812) 467-1265
       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                            Richard G. Schmalzl, Esq.
                             Graydon, Head & Ritchey
                             1900 Fifth Third Center
                                511 Walnut Street
                             Cincinnati, Ohio 45202
                                 (513) 621-6464

                            CALCULATION OF FILING FEE

             Transaction Valuation*            Amount of Filing Fee
                  $12,600,000                          $2,520

                   * Determined pursuant to Rule 0-11(b)(1).
          Assumes the purchase of 700,000 shares at $18.00 per share.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount previously paid:  Not applicable.    Filing Party:     Not applicable.
  Form or Registration No: Not applicable.    Date Filed:       Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
         [ ] third-party tender offer subject to Rule 14d-1.
         [X] issuer tender offer subject to Rule 13e-4.
         [ ] going private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting results of the tender offer: [ ]


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         This Tender Offer Statement on Schedule TO is related to the offer by
Escalade, Incorporated, an Indiana corporation, to purchase up to 700,000 shares (or such lesser number of shares that are properly tendered) of its common stock, no par value, at prices not less than $14.50 nor more than $18.00 per share, net to the seller in cash, as specified by the stockholders tendering their shares, upon the terms and conditions set forth in the Offer to Purchase dated February 24, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which as amended and supplemented from time to time constitutes the "Offer"). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

         The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(I) and (a)(1)(ii) hereto, respectively, is incorporated herein by reference to answer items 1 through 11 in this Schedule TO except those items as to which information is specifically provided herein.

ITEM 11.  ADDITIONAL INFORMATION.
          ----------------------

(a)(1), (3) and (5)      Not applicable.

ITEM 12.  EXHIBITS.
          --------

Exhibit                    Description
-------                    -----------

(a)(1)(i)       Form of Offer to Purchase, dated February 24, 2000.

(a)(1)(ii) Letter of Transmittal together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(iii) Letter to Stockholders from Robert E. Griffin, the Company's Chairman of the Board, dated February 24, 2000.

(a)(1)(iv)      Notice of Guaranteed Delivery.

(a)(1)(v) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 24, 2000.

(a)(2)          Not applicable.

(a)(3)          Not applicable.

(a)(4)          Not applicable.

(a)(5)(i) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(ii)      Press Release dated February 24, 2000.

(a)(5)(iii) Pages F-1 through F-22, inclusive, of Escalade's Annual Report on Form 10-K for the fiscal year ended December 26, 1998 (incorporated by reference to Escalade's Annual Report for the fiscal year ended December 26, 1998 filed with the Commission on March 18, 1999).

(a)(5)(iv) Pages 3 through 9, inclusive, of Escalade's Quarterly Report on Form 10-Q for the quarterly period ended October 2, 1999 (incorporated by reference to Escalade's Quarterly Report on Form 10-Q for the quarterly period ended October 2, 1999 filed with the Commission on October 22, 1999).
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(b)             Commitment Letter dated as of February 14, 2000 between Bank
                One, Indianapolis, N.A. and the Company.

(d)             Not applicable.

(g)             Not applicable.

(h)             Not applicable.



                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Escalade, Incorporated

                                              By:    /s/ Robert E. Griffin
                                              Name:  Robert E. Griffin
                                              Title: Chairman of the Board
                                              Dated: February 24, 2000


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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION

(a)(1)(i)         Form of Offer to Purchase, dated February 24, 2000.

(a)(1)(ii) Letter of Transmittal together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(iii) Letter to Stockholders from Robert E. Griffin, the Company's Chairman of the Board, dated February 24, 2000.

(a)(1)(iv)        Notice of Guaranteed Delivery.

(a)(1)(v) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 24, 2000.

(a)(2)            Not applicable.

(a)(3)            Not applicable.

(a)(4)            Not applicable.

(a)(5)(i) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(ii)        Press Release dated February 24, 2000.

(a)(5)(iii) Pages F-1 through F-22, inclusive, of Escalade's Annual Report on Form 10-K for the fiscal year ended December 26, 1998 (incorporated by reference to Escalade's Annual Report for the fiscal year ended December 26, 1998 filed with The Commissioner on March 18, 1999).

(a)(5)(iv) Pages 3 through 9, inclusive, of Escalade's Quarterly Report on Form 10-Q for the quarterly period ended October 2, 1999 (incorporated by reference to Escalade's Quarterly Report on Form 10-Q for the quarterly period ended October 2, 1999 filed with the Commission on October 22, 1999).

(b) Commitment Letter dated as of February 14, 2000 between Bank One, Indianapolis, N.A. and the Company.

(d)               Not applicable.

(g)               Not applicable.

(h)               Not applicable.

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